INVEST IN **YOODLIZE**

Yoodlize is a peer-to-peer rental platform

PITCH VIDEO   INVESTOR PANEL



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Meet Yoodlize, the rental platform for stuff!
Party Wagon
$80 / day
4K Camera
$40 / day
Camping Chairs
$5 / day
Mountain Bike
$25 / day
Adorable Dog...
$10 / day
Mini Refrigerator
$5 / day

$25/day
$12/day
$15/day
$5/day
$10/day
$40/day
$3/day

yoodlize.com   Provo UT

Main Street · Infrastructure · Technology · Sharing Economy · Social Impact

LEAD INVESTOR

John Dewey MacKay

I absolutley love the business model of Yoodlize. Today I focus my investments on companies that are going to have both a social and economic benefit on society. Yoodlize accomplishes both requirements. Socially it allows transference of items within communities and economically it provides people a way to earn money from those items. Yoodlize has a fantastic management team who have a mission to connect communities and make them better. They have spent countless, thoughtful hours creating an application that is efficient and user friendly. And they have created a peer-to-peer platform that will can change lives. There is an incredible need today for Yoodlize. Allowing communities to connect in such a beneficial way has never been so easy.

Invested $25,000 this round

Learn about Lead Investors

OVERVIEW   UPDATES   WHAT PEOPLE SAY 27   ASK A QUESTION 5

Highlights

1. Raised $200k in SAFE notes prior to this Wefunder campaign. Raising $500k here on Wefunder.
2. 30% of accounts make transactions
3. Tested product-market fit over a one year pilot
4. The founder has started several businesses and recruited an experienced team for Yoodlize
5. An easy side hustle that allows people to earn money off of stuff they already own
6. The timing is right: with the wide acceptance of peer-to-peer platforms like Airbnb and Uber

Our Team



Jason Fairbourne CEO / Founder

Jason has started multiple businesses around the world and was faculty at Brigham Young University's Marriott School of Business. Jason considers himself the Chief Editing Officer and the leader that sees the forest through the trees.

> During a business brainstorm session, the founder's 14-year-old daughter said "dad, why don't you start a business that connects people to each other's things." She reminded him of how they would often speculate that someone nearby must have the item they wanted, and would likely rent it to them if only they had a way to connect to each other.



Jeremy Roberston CTO / Founder


Jeremy has worked in many Silicon Slopes businesses, including as senior developer at Jane.com and director at Dev Mountain. Because of his educational background, Jeremy is excellent in quickly advancing the skills of the developers he works with.


Natalie Fairbourne CPO / Founder
Natalie co-founded Bamba Water and Bestway with Jason in Kenya. She also runs a food service company. At Yoodlize, Natalie wears many hats: finance, budgeting, customer service, QA, and UX/UI design.


Preston Jackson Head of Growth
Preston has been a part of multiple tech companies and startups. He has also been through two startup accelerators including 500 Startups. He received an MBA from the BYU Marriott School of Business.


Westin Dangerfield Marketing Director
Westin has launched marketing campaigns for multiple successful startups companies including Owlet, Seek, and Pillow Cube.


Emily Haleck Head of PR
Emily has led the PR efforts for various creative agencies and companies across Utah over her 20-year career. Emily graduated with an MBA from the University of Utah in 2008 and has been helping companies make big splashes ever since.


Steve McGee Lead Developer
Steve is a full stack engineer that specializes in Node and back end development. He pivoted from his career as a structural roof engineer and went to an intensive Dev Mountain full stack program. He worked as a Full Stack engineer for Vivint Solar.


Miguel Lira Content creator
Miguel is a current BYU Economics major. He also is skilled in design and video production.

Meet Yoodlize



Yoodlize is the platform that connects us to each others stuff

It allows people to monetize things they already own; and have limitless experiences from things they do not own.

This is not a novel idea; we often hear people say. "I've had that idea", or "I heard that idea pitched", and there are even a few attempts, but the reality is, for most it is just an idea. **But we are actually doing it.**

u·ti·lize

/ˈyo͞odlˌīz /

verb

To make practical and effective use of.

Collectively we own everything



Collectively as a society we own just about everything you can imagine.

- Party equipment
- Tools
- Recreational vehicles
- Photography equipment
- and much more

Yoodlize is the platform that connects us to each others stuff. Allowing you to have a unique experience paddle boarding for the first time, throwing an epic birthday party, or finding just the right tool to get the job done.

“why does nearly every home have a power drill”?

Social Trends


Social
Economical
Environmental
New behaviors of not owning – Netflix.
Platform acceptance – Airbnb, Uber, Turo.
Value shift to prioritize experiences over stuff.
Community focus
Side hustle – over 50% of Americans report having a side hustle
More than ever people are looking to save money
Increased environmental awareness, indicated by:
Minimalist - consume less
Tesla – go electric
Beyond and Impossible meat – plant-based eating

We are evolving as a society and there are three core societal shifts that drive the demand for Yoodlize.

We live in a time where we are more aware of our environment and community; and how we interact with both. Yoodlize helps us consume less, without sacrificing experiences and connects us to real people in our communities.

Our thesis is that after the Great Depression, we started a **love affair with our things**, we had little, so we cherished what we had to the point that our stuff started to define who “we are”. Status, scarcity, and ownership have been part of our identity for years. But this is changing, we are beginning to put **greater value on experiences than our stuff.**


Yoodlize Testimonial
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Our product



We put a lot of time, effort, and priority into a positive user experience. Our designers are renting their personal items on the app and interacting with users daily to best understand how to continuously improve the platform.

Our platform is safe and secure

Verified User
- Phone
- Email
- Government ID

Reviews ★★★★★

Insurance
- $2,000 guarantee
- Working with underwriter to get $50,000 policy

Payment
- CC and all payments on our platform
- Safe and Secure

The first question most people ask is: "Is my stuff safe"?

The answer is **YES!**

Not only do we insure your items, but we have not had a single claim filed. In fact, we have many stories where items have been **returned in better shape**.

Pilot: Provo/Orem, Utah

Piloted in Utah County, Utah



- 350,000 households along Wasatch
- 60,0000 households in Provo/Orem
- Primary focus on Provo / Orem
- Pilot focused on testing product market fit
- Light marketing spend to get initial users

28%	38%	30%
visitors **download** the app	app users **create** account	accounts **rent** an item

During the pilot we had significant growth from little marketing spend. The click-through rate of our users was exceptional. Although the pilot was in a smaller market so aggregate numbers are low, the percentages are very high and a good indicator that there is high demand for the product and that the concept resonates with people.

North Star KPI – Transactions (Pilot Period)


Marketing spend during this period
JUN
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
Reservations
New Users
Return Users

Key takeaways

Product Market fit
We executed a marketing plan when we launched to onboard users to start testing the app and the product market fit. We have spent $0 on marketing since last November but have found a steady increase in users and transactions.

Return Users
We continue to see an increase in the number of return users. This is in part due because of trust. longevity in a market naturally increases trust in users. Second, that we have more listings and thus more options for rentals.

Growth during pandemic
We have seen good growth during the pandemic. Confirming our theory that this concept will thrive during recessions as well as strong economic times.

An interesting point to note, is the small period of marketing spend ($10k), and the increased rate of returning users as the pilot went on. We ended the pilot in September and began improving the app, based off our learnings.

Side Hustle: do the math!

Airbnb: List a home



- Earn **$2,000/month on $587,000** investment
- **Slow asset expansion** - Limited cash flow and high acquisition cost in terms of money and time

Annual ROI: 4%

VS

Yoodlize: List items you already own



- Earn **$530/month on $2,000** of stuff
- **Fast asset expansion** - High cash flow in relation to asset cost. Easy acquisition process

Annual ROI: 318%

Our users found that it was **very easy to earn extra cash** with Yoodlize. Most transactions only take a couple minutes.

It's a great way for people to **monetize their stuff** and/or get started in asset-class investments at a lower cost.


Rent Out Stuff, Earn Cash - Yoodlize
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Timeline



*timeline includes forward-looking projections and cannot be guaranteed.

We have **built, tested,** and **iterated** our product. We have tested in in the market with real users and are now ready to expand into a larger market and begin scaling.

Investment

Raised



Asking



Yoodlize has great investors. Not only those that invested in the SAFE notes, But our team is full of investors. Yoodlize is unique in that none of our employees take salary, even those that work full-time. They are investing their time and genius to build something great. **We would love to have you join us.**



